December 22, 2006

Mail Stop 3561

Gary W. Sproule
Chief Financial Officer and Treasurer
Youbet.com, Inc.
5901 De Soto Avenue
Woodland Hills, CA 91367

RE: Youbet.com, Inc.
File No. 000-26015
Form 10-K: For the Fiscal Year Ended December 31, 2005

Dear Mr. Sproule:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

   Sincerely,

   Michael Fay
   Branch Chief